UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73227 / September 26, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-16052

In the Matter of
 	
Asia Cork, Inc.,
Biocurex, Inc.,
Carthew Bay Technologies Inc.,
Current Technology Corp.,
Gamecorp Ltd.
  (n/k/a DealNet Capital Corp.),
Globetech Ventures Corp., and
Pepper Rock Resources Corp.,
 	
        Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CARTHEW BAY TECHNOLOGIES INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Carthew Bay Technologies Inc. ("CWBYF" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 4, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Carthew Bay Technologies Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   CWBYF (CIK No. 1022518) is an Ontario corporation located in Toronto, Ontario, Canada with a class of securities registered with the Commission under Exchange Act Section 12(g). As of September 2, 2014, the common shares of CWBYF (symbol CWBYF) were quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc., had five market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   CWBYF has failed to comply with Exchange Act Section 13(a) and Rule 13a-1 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2010.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                         Brent J. Fields
                         Secretary

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.